January 14, 2014

DALE DIXON

Dale.dixon@kutakrock.com

(402) 346-6000

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Ms. Kayla Florio

Re:	WFB Funding, LLC

Registration Statement on Form S-3

Filed November 27, 2013

File No. 333-192577 and 333-192577-01

Ladies and Gentlemen:

On behalf of WFB Funding, LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-captioned registration statement on Form S-3 (the “Registration Statement”), including exhibits, which is marked to show changes from the Registration Statement that was filed with the Commission on November 27, 2013.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Mr. Sean B. Baker, dated December 24, 2013. The responses are numbered to correspond to the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Registration Statement on Form S-3

General

1.	Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

Securities and Exchange Commission

January 14, 2014

Response: We confirm that we have applied the SEC’s comments to the base prospectus and/or the supplement universally, if applicable and that we have made conforming revisions if comments issued for one apply to the other.

2.	Please note that the asset-backed securities registered on Form S-3 must be investment grade securities. See General Instruction I.B.5.(a)(i) to Form S-3. Please confirm that the securities offered by the registration statement will be investment grade.

Response: We confirm on behalf of the issuer that the asset backed notes offered by the registration statement will be investment grade.

3.	Please file your exhibits with your next amendment.

Response: The remaining exhibits have been filed with Amendment No. 1 to the Registration Statement.

4.	We note in Annex I that you have issued variable funding notes and term notes. Please revise throughout, as appropriate, to provide a more detailed description of the terms of the variable funding notes, including how the principal amounts may be increased or decreased, and the impact or effects of any such increase or decrease on the other noteholders. In addition, indicate whether the offered notes will be variable funding notes or term notes.

Response: We have added a new subsection entitled “Variable Funding Notes” under the heading “Description of the Notes” in the base prospectus. We have also added a reference to the effect of an early redemption event for a series of variable funding notes in the base prospectus under “Risk Factors – The bank depends on its ability to sell and securitize its credit card receivables to fund new receivables.” We also note that the prospectus supplement and the base prospectus previously included descriptions of the impact or effects of increases or decreases in variable funding notes under the headings “Annex I – Other Securities Outstanding – Variable Funding Notes” in the prospectus supplement, and “Cabela’s Master Credit Card Trust – Investor Certificates; Transferor’s Interest” in the base prospectus.

Prospectus Supplement

Receivables Performance, page S-21

5.	Please provide disclosure regarding balance reductions granted in relation to any assets for refunds, returns, fraudulent charges or other reasons or advise. See Item 1111(b)(8)(vii) of Regulation AB.

Securities and Exchange Commission

January 14, 2014

Response: We have added statistical data for dilution in the trust portfolio under the heading “Receivables Performance – Dilution Experience” in the prospectus supplement.

Receivables Delinquency Experience, page S-22

6.	We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. See Instruction I.B.5 to Form S-3.

Response: We confirm on behalf of the issuer that delinquent assets will not constitute 20% or more of the asset pool.

Review of Pool Asset Disclosure, Page S-29

7.	Please disclose the identity of the independent service provider engaged by the bank for the purposes of this review pursuant to Item 1111(a)(7) of Regulation AB.

Response: We respectfully submit that pursuant to the Instruction to Item 1111(a)(7) the identity of the independent service provider is not required to be disclosed because the issuer does not attribute the findings and conclusions of the review to the third party and the issuer expressly attributes those findings and conclusions to itself in the last sentence of the first paragraph under “Review of Pool Asset Disclosure.”

8.	Please provide a description of the Rule 193 review for assets that may be added to the pool during any applicable funding period. See Item 1111(a)(7)-(8) of Regulation AB.

Response: We have clarified that the Rule 193 review for assets that may be added to the pool when any series of notes is in a funding period is not different than the Rule 193 review performed at all other times.

Base Prospectus

Parent of Sponsor (Cabela’s Incorporated), page 15

9.	We note your second sentence stating that “Cabela’s philosophy is selling high quality products at reasonable prices supported with outstanding customer service.” Please delete this sentence as it is marketing language.

Response: This sentence has been deleted.

Duties and Responsibilities, page 36

10.	We note your disclosure on page 37 that the holders of investor certificates representing a majority of the outstanding investor interest have the right to direct the time, method or

Securities and Exchange Commission

January 14, 2014

place of conducting any proceeding for any remedy available to the master trustee under the pooling and servicing agreement. We also note your disclosure on page 61 that pursuant to the terms of the indenture, for purposes of any vote or consent under the pooling and servicing agreement or the Series 2004-1 certificate supplement that requires the consent or vote of the Series 2004-1 certificateholders, each noteholder of a series will be treated as a holder of the Series 2004-1 certificate under the pooling and servicing agreement and the Series 2004-1 certificate supplement holding an interest in the Series 2004-1 certificate in the proportion that the outstanding principal amount of such holder’s note bears to the total outstanding principal amount of all series of notes then outstanding. Please review sections related to the master trustee, the indenture trustee and the owner trustee on page 66 to provide disclosure about any required percentage of a class of noteholders that is needed to require the trustee(s) to take action. See Item, 1109(c) of Regulation AB.

Response: Under the heading “Cabela’s Master Credit Card Trust – Master Trust Trustee – Limitation on Liability of Master Trust Trustee” in the base prospectus, we have added disclosure to clarify that the noteholders of a series will be treated as holding an interest in the 2004-1 certificate for purpose of directing the master trust trustee to take action. We also respectfully submit that the required percentage of noteholders that is needed to require the indenture trustee to take action is currently disclosed in the base prospectus under the heading “The Indenture – Events of Default; Rights upon Event of Default.” We have also added disclosure under the heading “The Trust Agreement – Duties and Responsibilities of the Owner Trustee” in the base prospectus clarifying that the noteholders do not have the right to require the owner trustee to take action under the trust agreement.

Reports to Noteholders, page 54

11.	We note your disclosure in the second paragraph that disclaims liability for information provided in reports to noteholders. Please revise to disclose who is responsible for the information provided to noteholders. We assume the information provided on the website is the same information that will be filed on EDGAR.

Response: We have added disclosure under the heading “Description of the Notes – Reports to Noteholders” in the base prospectus clarifying that the servicer, not the indenture trustee, is responsible for the information provided to noteholders.

Undertaking

12.	Please revise the Undertakings to properly reflect the language required by Item 512. For example, your reference to “Paragraphs 1(a), 1(b), and 1(c) of this section” is unclear.

Response: The Undertakings have been revised.

Securities and Exchange Commission

January 14, 2014

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon III
H. Dale Dixon, III